Allen L. Lear	(301) 564-3349 phone
Interim General Counsel & Secretary	(301) 564-3206 fax
December 19, 2007
VIA EDGAR AND HAND DELIVERY
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
     Re: Comments on USEC Inc. Periodic Reports
Dear Mr. Schwall:
     By letter dated November 29, 2007 (the “Comment Letter”), the Staff of the Division of Corporation Finance (the “Staff”) delivered to USEC Inc. (“USEC” or the “Company”) the Staff’s comments on USEC’s Form 10-K for the fiscal year ended December 31, 2006 (the “10-K”) and proxy statement dated March 22, 2007 (the “Proxy Statement”). USEC’s responses to the comments of the Staff are set forth below. The responses have been keyed to correspond to each of the comments of the Comment Letter. Certain of the responses reference existing disclosure in the 10-K and Proxy Statement. In our responses we have noted certain clarifications that we will provide in future filings. As applicable, these additional disclosures will be reflected in the proxy statement for our 2008 annual meeting of shareholders, which we expect to file in March 2008.
Background
In order to respond to comments 1 through 3 in the Comment Letter relating to the Company’s financial statements, we thought it would be helpful to first provide some background on the subject matter of the Staff’s comments.
Our primary business is to supply low enriched uranium (LEU) to utility customers in the United States and various foreign countries. This LEU comes from two sources – our own production at a gaseous diffusion plant located in Paducah, Kentucky and deliveries of LEU derived from nuclear weapons under the Russian Contract (as more fully described on pages 9-10 of the 10-K).
All LEU consists of two components – natural uranium (generally referred to as “feed” or the “uranium component” of the LEU) and separative work units (the value added when the natural uranium is enriched). The quantity of natural uranium and separative work units (SWU) ascribed to a quantity of LEU is determined by an industry standard formula, with the quantity of
USEC Inc.
6903 Rockledge Drive, Bethesda, MD 20817-1818
Telephone 301-564-3200 Fax 301-564-3201 http://www.usec.com

Mr. H. Roger Schwall
December 19, 2007

SWU being dependent upon the quantity of uranium. In the production of LEU, if the quantity of natural uranium is increased, the number of SWU needed declines and vice versa. Based on a customer’s requirements and industry practice, USEC may sell any of these components, either separately or in combination as follows:
(1)	The majority of USEC’s sales to customers involve the delivery of LEU. Customers contract for the delivery of LEU from USEC in two ways:
(a)	USEC sells the SWU component of LEU (“SWU contracts”)
–	The customer provides natural uranium to USEC equal to the feed component of the LEU to be delivered. Customers purchase uranium from third-party suppliers that maintain uranium at USEC for this purpose.

–	USEC delivers the LEU to the customer and the customer pays an amount calculated with reference to the SWU component.
(b)	USEC sells both the SWU component and uranium components of LEU
–	The customer does not provide natural uranium to USEC. USEC sells uranium out of its inventory.

–	USEC delivers the LEU to the customer and the customer pays for both its SWU and uranium components.
(2)	USEC also sells uranium.
–	In a limited number of transactions, the customer pays for natural uranium purchased from USEC’s inventory.
SWU Contracts
The Staff’s comments appear to focus primarily on SWU contracts described in (1)(a) above.
SWU contracts provide for the customer to provide natural uranium to USEC and to receive LEU from USEC. When the customer receives LEU, the LEU is considered to have a uranium component equivalent to the quantity of uranium provided to USEC by the customer, as calculated using the industry standard formula described above.1 Because the quantity of

[1]	The terms of a SWU contract may include a flexibility that permits the customers to vary the quantity of uranium provided for LEU. This flexibility is based on the industry standard formula referred to above. Under this formula, the size of the uranium component of a given quantity of LEU increases as the SWU component decreases (and vice versa). In a number of SWU contracts, a customer ordering LEU may elect to provide a smaller quantity of uranium, and pay for a larger quantity of SWU, with the relative uranium and SWU quantities determined by the formula. The customer’s decision with respect to the quantity of uranium provided is based on the combination of uranium and SWU that results in the cheapest cost to the customer for procuring the LEU.

Mr. H. Roger Schwall
December 19, 2007

uranium provided by the customer is equal to the uranium component of the LEU, the exchange of these equivalent quantities of uranium is without economic or accounting consequence.
Production and Purchases by USEC
While the uranium supplied by customers, and the amount of SWU for which customers are charged is determined by the SWU contract, we determine the amounts of uranium and SWU inputs used to produce LEU in our enrichment process in light of the costs to us of electricity relative to uranium, and not with reference to the amount of uranium supplied by customers. In fact, as is typical with other manufacturing concerns, we produce LEU in bulk (i.e., not for specific customer orders) and often in advance of customer orders. If, based on our manufacturing economics, we deliver LEU to customers that we produced using less uranium than we receive from customers under SWU contracts, we are considered to be “underfeeding” uranium in the LEU production process and the additional amount of uranium supplied by the customer is added to our inventory.2 On the other hand, if, based on our manufacturing economics, we deliver LEU to customers that we produced using more uranium than we receive from customers under SWU contracts, we are considered to be “overfeeding” uranium in the LEU production process.
Note that a similar analysis applies with respect to the LEU we obtain from Russia under the Russian Contract. On the day that LEU is delivered to us in Russia, we provide our Russian supplier (TENEX) with uranium equivalent to the uranium component of that LEU that is determined by a specific factor set forth in the Russian Contract and the USEC Privatization Act and we pay TENEX for the SWU component based on the contractual price. This is a separate transaction not linked to any specific customer contract. The SWU component of the LEU that we obtain from Russia is added to our inventory and there is no net change in uranium inventory because the uranium component of the LEU we receive from TENEX is considered to be equivalent to the uranium we transferred to TENEX.
Production costs from the enrichment process are accumulated and allocated to inventories on a monthly basis. The quantity of uranium that is added to inventory from underfeeding is accounted for as a byproduct of the enrichment process, and production costs are allocated to this quantity based on the net realizable value of the uranium. The remainder of production costs is allocated to SWU inventories. In the case of uranium overfeeding, uranium inventory costs are reduced (at cost) with a corresponding increase in SWU inventory costs.

[2]	As explained on page 8 of our 10-K, “underfeeding” is a mode of operation that uses or feeds less uranium, but requires more SWU in the enrichment process, which requires more electric power. In producing the same amount of LEU, USEC varies its production process to underfeed uranium based on the economics of the cost of electric power relative to the price of uranium.

Mr. H. Roger Schwall
December 19, 2007

Uranium Exchanges
As noted above, the feed component of the LEU delivered to the customer under a SWU contract is considered to be equivalent to the natural uranium supplied to USEC. The exchange of these equivalent quantities of uranium is without economic or accounting consequence. In terms of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, as amended by SFAS No. 153, the exchange of uranium “lacks commercial substance”, i.e., the configuration (risk, timing, and amount) of future cash flows related to the uranium received does not differ significantly from the configuration of the future cash flows related to the uranium relinquished, and the entity-specific value of the uranium received does not differ significantly from the entity-specific value of the uranium relinquished. Since the exchange does not qualify for fair value measurement, there is no associated gain or loss on the exchange of uranium, and we do not consider there to be a purchase or sale of uranium.
Delivery to Customers
Utility customers contract with USEC for the delivery of LEU. Utility customers with SWU contracts maintain uranium accounts with USEC for the transfer of uranium to USEC. Under the SWU contracts, the customer retains title to this uranium until delivery of LEU, at which time title to the LEU is transferred to the customer and we take title to the uranium. As noted above, the feed component of the LEU delivered to the customer is considered to be equivalent to the quantity of uranium to which USEC takes title.
USEC delivers LEU to customers either at USEC’s Paducah plant or at a fuel fabricator, the next stage in the nuclear fuel cycle. When delivery occurs at USEC’s Paducah plant, the customer or its agent takes physical possession of the LEU and title transfers to the customer at that time. By contrast, deliveries at a fuel fabricator occur pursuant to special arrangements under which USEC ships bulk quantities of LEU to fabricators for future delivery to customers. LEU that USEC ships to the fabricator is not identified to any specific customer at the time it is shipped, nor does any customer take title to the LEU when shipment occurs. Accordingly, USEC’s shipment of LEU to the fabricator under these arrangements is not considered a delivery to a customer. Rather, delivery to a customer at a fabricator occurs when title to the LEU is transferred from USEC’s account to the customer’s account on the books of the fabricator.
USEC Responses to Staff Comments
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
Note 4 – Inventories, page 91
1.	We note your disclosure stating that generally title to uranium provided by customers remains with the customer until delivery of LEU, at which time title to LEU is transferred to the customer, and title to uranium is transferred to USEC. However, you further

Mr. H. Roger Schwall
December 19, 2007

explain that delivery of LEU (to fabricators for customers) occurs in advance of transferring title to your customers. Please address the following points:
(a)	Tell us how the uranium provided to you by the customers (who in turn purchase LEU from you) is valued when you record it as a cost of sale; and indicate to what extent and the manner by which that value is factored into the sale price of LEU.

(b)	Tell us your rationale for not recording the purchase of the uranium from your customers until title to the LEU held by the fabricators is transferred, given that you must process the uranium before you have a saleable product.
RESPONSE:
     (a) As noted in the “Background—SWU Contracts” section above, the LEU delivered to the customer under a SWU contract is considered to have a uranium component equivalent to the quantity of uranium provided to USEC by the customer. The exchange of these equivalent quantities of uranium is without economic or accounting consequence. The uranium component of the LEU delivered under SWU contracts is not recorded as cost of sales nor is it factored into the sale price of the LEU.
     (b) The LEU delivered to the customer is considered to have a uranium component equivalent to the quantity of uranium provided to USEC by the customer. As such, we do not “purchase” the uranium from the customer.
2.	We note your disclosure indicating that if the fabricator elects to order less LEU from you than you are required to deliver to your customers, the fabricator may purchase LEU from other sources to satisfy your customer order obligations, which in turn creates an obligation for you to deliver SWU and uranium to the fabricator. We understand this may be satisfied as future bulk deliveries are made. Since your agreement with customers is for the sale of LEU at the fabricators, tell us why you describe the obligation as one that would require you to deliver SWU and uranium, rather than LEU. Please also tell us how you value LEU, SWU and uranium owed to the fabricator; and explain how this compares to the cost you record on the sale of LEU to the customer that you did not provide. Please include details sufficient to understand your basis for any differences in these amounts.
RESPONSE:
The standard nuclear industry formula noted in the “Background-SWU Contracts” section above allows all LEU to be broken down into SWU and uranium components, thereby providing a standard form of measurement for LEU across all enrichment levels. LEU shipped to fabricators is credited to our account in terms of its uranium and SWU components. When we later deliver title to LEU to customers at the fabricator, we make this delivery by transferring title to SWU and uranium from our account to the customer’s account.

Mr. H. Roger Schwall
December 19, 2007

At times and in coordination with the fabricator, we may satisfy our delivery obligation to a customer by using the SWU and uranium components of other LEU in the fabricator’s inventory that is not owned by us. We then owe to that fabricator an equivalent amount of SWU and uranium until additional LEU is shipped from USEC to the fabricator. When the LEU is received by the fabricator, the SWU and uranium components of this LEU is used to satisfy our obligation to the fabricator. This is why we describe our obligation to the fabricator in terms of transferring title to the SWU and uranium components of LEU to the fabricator.
Our inventory costs are expressed in terms of SWU and uranium components consistent with industry practice. SWU and uranium inventories are valued in accordance with ARB 43, Chapter 4, “Inventory Pricing”, as amended by SFAS 151, “Inventory Costs”, at the lower of cost or market. SWU and uranium costs are determined using the monthly moving average cost method, which averages the cost of beginning inventories with new production and acquisition costs each month.
The quantities of SWU and uranium owed to the fabricator are stated at our inventory cost. The only difference in how this compares to the cost recorded on the sale to the customer results from monthly movements in the average cost.
Note 5 — Purchase of Separative Work Units Under Russian Contract, page 92
3.	We note your disclosure on page 44 stating that you must transfer to Russia natural uranium equivalent to the natural uranium component of LEU delivered to you. We understand that you utilize some of the uranium you obtain from other customers to satisfy your delivery obligations to TENEX under the Russian contract. However, you indicate that as prices of uranium have increased, your customers have utilized contractual flexibility to deliver lesser quantities of uranium for the same fixed quantity of LEU, thereby causing a mismatch between the amount of uranium that you must transfer to TENEX in exchange for the amount of Russian LEU delivered to you, and the amount of uranium you are able to obtain from other customers in conjunction with the sale of LEU. Please address the following points:
(a)	Tell us how you reflect the transfer of natural uranium to TENEX in your financial statements; and explain how this arrangement relates to the $4.6 billion in payments you describe under this heading, and the obligation to pay a total of $7.6 billion to the Russian Executive Agent through 2013.

(b)	Tell us how you account for the difference between the value of uranium you will need to deliver under the Russian contract, plus the fixed purchase obligation of $7.6 billion, and the value of the SWU component you will acquire. Please include details sufficient to understand your basis and rationale.

(c)	Tell us how you account for the difference between the value of LEU you are required to deliver to your other customers and the uranium they deliver to you,

Mr. H. Roger Schwall
December 19, 2007

given the contractual flexibility. Please identify the authoritative guidance you have relied upon in establishing your methodology.
RESPONSE:
The section titled “Russian Contract (“Megatons to Megawatts”)” on pages 9-10 of the 10-K provides an overview of the Russian Contract. Under the two subheadings, “SWU Component of LEU” and “Uranium Component of LEU”, we described the two facets of imported Russian LEU:
(1)	We pay for the SWU component of LEU delivered to us by TENEX, the Russian Executive Agent, and

(2)	We provide TENEX an amount of natural uranium equivalent to the uranium component of LEU.
As noted in the “Background—Production and Purchases by USEC” section above, the uranium component of the Russian LEU is determined by a specific factor set forth in the Russian Contract and the USEC Privatization Act. Our procurement of LEU from Russia is not linked to any specific customer contract. The SWU component of the LEU that we obtain from Russia is added to our inventory and there is no net change in uranium inventory because the uranium component of the LEU we receive from TENEX is considered to be equivalent to the uranium we transferred to TENEX.
To clarify a statement in question 3 above, USEC satisfies its uranium obligations to TENEX with uranium owned by USEC at the time LEU is delivered to us by TENEX. We later use uranium we receive from customers under SWU contracts to replenish the uranium from our inventory that we previously delivered to TENEX. A net reduction in our inventory of uranium can result when the amount of uranium we gave TENEX for LEU is greater than the amount we subsequently receive from customers. If, as a result, we wish to secure additional uranium for our inventory, we can underfeed. We could also purchase uranium in the market. In any case, for purposes of this discussion, the key point is that USEC uses its own uranium to satisfy its uranium obligations to TENEX.
The following responds to the Staff’s specific questions:
(a)	The disclosure on page 44 of the 10-K referenced above relates to the uranium component of Russian LEU. We provide TENEX an amount of natural uranium equivalent to the uranium component of LEU we receive from Russia, as determined using the factor set forth in the Russian Contract and the USEC Privatization Act. The exchange of these equivalent quantities of uranium is without economic or accounting consequence.

The disclosure on page 92 of the 10-K relates to the SWU component of Russian LEU. Payments to TENEX of $4.6 billion, and the obligation to pay a minimum total of $7.6 billion, relate to USEC’s payment for the SWU component of LEU. The transfer of

Mr. H. Roger Schwall
December 19, 2007

natural uranium to TENEX does not involve a cash payment to TENEX, and is therefore not related to these cash obligations.

(b)	Under the Russian Contract, TENEX delivers LEU to USEC, which includes both the SWU and uranium components. USEC delivers an equivalent quantity of uranium to TENEX and pays an amount calculated with reference to the SWU component. Therefore, “the difference between the value of uranium [USEC] will need to deliver under the Russian contract, plus the fixed purchase obligation of $7.6 billion, and the value of the SWU component [USEC] will acquire” is the uranium component of LEU received by USEC. The related accounting is described in our response to question 3(a) above.

The Staff refers to “the value of the SWU component you will acquire.” The value assigned to the SWU component is the acquisition cost. As described on page 83 of the 10-K, “the cost of the SWU component of LEU purchased under the Russian Contract is recorded at acquisition cost plus related shipping costs.” On page 92 of the 10-K, we note that the acquisition cost is based on contractual prices that are “determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective of the index is used to minimize the disruptive effect of any short-term market price swings.” In addition, “the Russian Contract provides that, after the end of 2007, the parties may agree on appropriate adjustments, if necessary, to ensure that the Russian Executive Agent receives at least approximately $7.6 billion for the SWU component over the 20-year term of the Russian Contract through 2013.” As noted on page 10 of the 10-K, we expect that no adjustments will be required, and that payments will total at least $7.6 billion in the normal course of purchases through 2013.

The question above also refers to “the value of uranium you will need to deliver under the Russian contract” in relation to the minimum purchase obligation of $7.6 billion. As previously noted, the $7.6 billion obligation relates to the SWU component of Russian LEU and not the uranium component of Russian LEU. Regarding uranium we deliver under the Russian Contract, we provide uranium to TENEX at the same time we receive Russian LEU, and the uranium we provide to TENEX is equivalent to the uranium component of the Russian LEU, as calculated using the special factor set forth in the Russian Contract and the USEC Privatization Act. We transfer title to this equivalent amount of uranium to the account of TENEX. As is the case with most customers and suppliers, TENEX retains title to the uranium in its account at USEC. As noted on page 91 of the 10-K, “USEC held uranium with estimated fair values of approximately $5.1 billion at December 31, 2006, and $2.3 billion at December 31, 2005, to which title was held by customers and suppliers and for which no assets or liabilities were recorded on the balance sheet.”

(c)	We believe the Staff’s question under item (c) above refers to the possible mismatch under SWU contracts between the amount of uranium we use to produce or acquire LEU and the amount of uranium provided by customers under SWU contracts. As noted in the

Mr. H. Roger Schwall
December 19, 2007

“Background—Production and Purchases by USEC” section above, this mismatch is treated as underfeeding or overfeeding, and the quantity of uranium that is added to uranium inventory from underfeeding is accounted for as a byproduct of the enrichment process, the costs for which are based on the net realizable value of the uranium. In the case of uranium overfeeding, uranium inventory costs are reduced (at cost) with a corresponding increase in SWU inventory costs. Cost accounting for inventories and related authoritative guidance are described in further detail in the “Background—Uranium Exchanges” section and the response to question 2 above.
Schedule 14A
Filed March 22, 2007
4.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.
RESPONSE:
We will comply with the following comments in all future filings. Examples of disclosure we intend to use to the extent applicable are provided in our responses to the comments below.
Executive Compensation
Compensation Discussion and Analysis
Setting Executive Compensation, page 21
5.	Describe or identify the “commercially available survey data related to general industry executive compensation” that you use to identify market-median and other market elements related to your compensation program, such as your annual incentive payments.
RESPONSE:
The Compensation Committee uses commercially available survey data provided to it by Watson Wyatt Worldwide (“Watson Wyatt”). In 2006, data from three surveys was used: the 2005/2006 Watson Wyatt Data Services Top Management Report, the 2006 Mercer Executive Compensation Survey, and a proprietary Watson Wyatt large company compensation survey. Within the survey data, the Compensation Committee reviewed pooled compensation data for positions similar to those held by each named executive officer in a durable goods manufacturing organization and a general manufacturing organization with comparable annual revenues. In the cases of Messrs. Welch, Barpoulis and Hansen, the Compensation Committee also reviewed compensation data for similar positions in a metals and mining organization with comparable annual revenues.

Mr. H. Roger Schwall
December 19, 2007

We note the Staff’s comment and, to the extent we continue to use commercially available survey data, in future filings we will revise our description of the commercially available survey data that we use. An example of revised disclosure for 2006 would be: “As a result of the limited nature of the Peer Group data, our Compensation Committee also used commercially available survey data provided to it by Watson Wyatt. This survey data included the 2005/2006 Watson Wyatt Data Services Top Management Report, the 2006 Mercer Executive Compensation Survey, and a proprietary Watson Wyatt large company compensation survey. Within the survey data, the Compensation Committee reviewed pooled compensation data for positions similar to those held by each named executive officer in a durable goods manufacturing organization and a general manufacturing organization with comparable annual revenues. In the cases of Messrs. Welch, Barpoulis and Hansen, the Compensation Committee also reviewed pooled compensation data for similar positions in a metals and mining organization with comparable annual revenues.”
Elements of Executive Compensation
Total Direct Compensation
Base Salary, page 23
6.	Identify the actual performance factors or goals that you consider in setting base salary and discuss whether, for each named executive officer, he or she met such goals. In addition, identify the component companies that make up the market to which you refer. See Item 402(b)(2)(xiv) of Regulation S-K.
RESPONSE:
As described on page 23 of the Proxy Statement, in setting base salaries for the named executive officers for 2006, the Compensation Committee aimed to position base salaries within plus or minus 10% of the 50th percentile of the market, with consideration of (1) the performance of the Company; (2) the individual performance of each executive; and (3) the executive’s scope of responsibility in relation to other officers and key executives within the Company.
In its consideration of the performance of the Company and individual performance of each executive in setting base salaries for the named executive officers, the Compensation Committee considers the performance measures used in the Company’s Annual Incentive Program described on page 24 of the Proxy Statement. The Compensation Committee also considers the recommendation of the Chief Executive Officer with respect to the performance and contribution of individual named executive officers without regard to any formal performance factors or goals.
As described in the table on page 24 of the Proxy Statement, with respect to the 2006 corporate financial performance measures, the Compensation Committee determined that the actual performance of the Company was 140.2% of target. As described on page 25 of the Proxy Statement, with respect to the 2006 key performance objectives, the Compensation Committee

Mr. H. Roger Schwall
December 19, 2007

determined that achievement levels for the named executive officers ranged from 99% to 105% of target. For more detail, including a discussion of the performance of each individual named executive officer, please see the response to question 7 below. Above target performance of a named executive officer will not necessarily result in an increase in base salary if such officer’s base salary is already at a level the Compensation Committee believes is appropriate based on the executive’s scope of responsibility in relation to other officers within the Company and based on the position of the executive’s base salary compared to market data.
As described on pages 21 and 22 of the Proxy Statement, the market that we refer to in setting named executive officer compensation is a combination of (1) Peer Group data and (2) the commercially available survey data described in response to question 5 above. Watson Wyatt averages the data from the Peer Group with the survey data to create the benchmarks reviewed by the Compensation Committee. The companies that comprise our Peer Group are listed on page 21 of the Proxy Statement.
We note the Staff’s comment, and in future filings we will identify any specific performance factors or goals that are material and are considered in setting base salary and will clarify any disclosure of the market that we use in setting base salaries. An example of revised disclosure for 2006 would be: “In setting base salaries for the named executive officers, the Compensation Committee aims to position base salaries within plus or minus 10% of the 50th percentile of the market, as determined using benchmark market data provided to the Compensation Committee by Watson Wyatt, which includes a combination of commercially available survey data and Peer Group data. Watson Wyatt averages the data from the Peer Group with the survey data to create the benchmarks reviewed by the Compensation Committee. In setting individual base salaries, consideration is given to (1) the performance of the Company; (2) the individual performance of each executive; and (3) the executive’s scope of responsibility in relation to other officers and key executives within the Company. In evaluating performance, the Compensation Committee considers the performance measures under the Annual Incentive Program as well as the recommendations of the Chief Executive Officer with respect to the performance and contribution of individual named executive officers.”
Annual Incentive
Performance Measures, page 25
7.	In addition to the five enumerated key performance objectives, you state that individual named executive officers had key performance objectives specifically tailored to their areas of responsibility. Specifically identify all of the performance objectives for each named executive officer and discuss more fully how you determine the actual amount of annual incentive awarded for each named executive officer by discussing whether, and the extent to which, he or she met such objectives.

Mr. H. Roger Schwall
December 19, 2007

RESPONSE:
On page 24 of the Proxy Statement, we stated: “The key performance objectives for the Chief Executive Officer and the other named executive officers included objectives aimed at: (1) implementing mitigating actions to address increased electric power costs; (2) meeting milestones relating to the Company’s American Centrifuge project under a 2002 agreement between the U.S. Department of Energy and the Company, and validating performance and economics of the American Centrifuge project; (3) maintaining a stable supply of Russian highly enriched uranium; (4) developing and implementing a revised strategic plan; and (5) developing and executing a comprehensive communications plan. In addition, individual named executive officers had key performance objectives specifically tailored to their areas of responsibility.”
In our statement that “[i]n addition, individual named executive officers had key performance objectives specifically tailored to their areas of responsibility” we did not intend to suggest that there was an additional separate set of objectives and in future filings we will clarify our disclosure with regard to any key performance objectives. The key performance objectives for 2006 for the individual named executive officers were all aimed at achieving the five objectives listed above and the identification of the five objectives in the Proxy Statement represents all material information with respect to these key performance objectives.
For individual named executive officers (other than the Chief Executive Officer), their particular objectives were a more detailed subset of these five objectives with a focus on such named executive officer’s functional area. For example, Mr. Barpoulis’ specific objectives as Chief Financial Officer generally related to financial and accounting matters, Mr. Hansen’s specific objectives as General Counsel generally related to legal, corporate governance and corporate communications matters; Mr. Sewell’s specific objectives as Senior Vice President American Centrifuge and Russian HEU generally related to operations and program management matters; and Mr. Van Namen’s specific objectives as Senior Vice President, Uranium Enrichment generally related to uranium enrichment operations and marketing and sales matters. We do not believe that the disclosure of each individual named executive officer’s specific detailed objectives would provide additional meaningful information to investors about the Company’s compensation practices and these detailed individual objectives are confidential and proprietary within the meaning of Instruction 4 to Item 402(b) of Regulation S-K.
Nonetheless, in response to the Staff’s comment, in future disclosure we will generally disclose each named executive officer’s functional area similar to how it is described in the previous paragraph to help the reader better understand the part the named executive officer played in achieving the goals.
The Staff also asked that we discuss whether, and the extent to which each of the named executive officers met their objectives. On page 25 of the Proxy Statement we disclosed that with respect to 2006 individual key performance objectives, the Compensation Committee determined individual performance levels for the named executive officers ranging from 99% to 105% of target, meaning that all of the named executive officers met their objectives in the target range. Given the narrowness of this range, the Company did not believe that the disclosure of

Mr. H. Roger Schwall
December 19, 2007

additional information such as the achievement level of each individual named executive officer would provide additional meaningful information to investors about the Company’s compensation practices.
Post-Employment Compensation
Severance Arrangements
Change in Control Agreements, page 30
8.	Describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.
RESPONSE:
Payment and benefit levels under the executive severance policy (one year’s base salary plus average annual incentive award) and the change in control agreements (2.5 times the sum of final base salary and final average bonus) were set when these plans were put into place based on an assessment by the Compensation Committee of what was competitive and reasonable with respect to the intent of the programs to provide a reasonable level of financial protection in the event of a termination of employment. The Compensation Committee periodically reviews the payment and benefit levels under these plans. In 2006, Watson Wyatt performed an analysis of the Company’s executive compensation under various termination scenarios for the Compensation Committee and concluded that the total compensation earned in the various scenarios, including severance and change in control, was reasonable.
We note the Staff’s comment, and in future filings we will provide more detail about how the appropriate payment and benefit levels were determined under these plans. An example of revised disclosure for 2006 would be:
“Payment and benefit levels under the executive severance policy were set when this plan was put into place and were based on an assessment by the Compensation Committee of what was competitive and reasonable with respect to the intent of the program. The Compensation Committee periodically reviews the payment and benefit level under this plan.
“Payment and benefit levels under the change in control agreements were set when these agreements were put into place and were based on an assessment by the Compensation Committee of what was competitive and reasonable with respect to the intent of the program. The Compensation Committee periodically reviews the payment and benefit level under these agreements.”
     The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in

Mr. H. Roger Schwall
December 19, 2007

response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We recognize that the commercial nuclear enrichment business is unique and would be pleased to meet with you to answer any further questions you may have about our business or this response. My contact number is (301) 564-3349.
Sincerely,
/s/ Allen L. Lear
Allen L. Lear
Interim General Counsel and Secretary